1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 212 698 3599 Fax

May 31, 2012

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:            Avenue Mutual Funds Trust (the “Trust”)
Registration Statement on Form N-1A
Registration Numbers 333-180165; 811-22677

Dear Mr. Minore:

This letter responds to comments you provided telephonically to Christopher D. Carlson on May 24, 2012, as supplemented in subsequent telephonic discussions with myself and Mr. Carlson on May 25, 2012 and Mr. Carlson on May 30, 2012, with respect to your review of the Trust’s registration statement filed with the Securities and Exchange Commission on May 18, 2012.   The registration statement was filed for the purpose of amending the registration statement of the Trust and its initial series, the Avenue Credit Strategies Fund (the “Fund”), to include, among other things, our changes in response to your comments in a letter dated April 3, 2012 (the “Prior Letter”).  We have reproduced your comments below, followed by our responses.

Fees and Expenses of the Fund

1.              Comment:                                          Include total amounts for “Other Expenses” in the fee and expense table.

Response:                                        We have incorporated your comment.

2.              Comment:                                          Confirm that the estimated amount of the Fund’s costs of short selling are included as part of its “Total Annual Fund Operating Expenses After Expense Reimbursement” fee table line item presentation.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley   Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Response:                                          We hereby confirm that the estimated amount of the Fund’s costs of short selling are included as part of its “Total Annual Fund Operating Expenses After Expense Reimbursement” fee table line item presentation.

Principal Investment Strategies of the Fund

3.              Comment:                                          Explain why the following disclosure is necessary or would be relevant to a retail investor.  If necessary or relevant, consider adding additional risk disclosure.

To seek to maintain a portfolio with the risk/return and liquidity characteristics that the Fund believes to be appropriate for its investors, the Fund has adopted a policy pursuant to which,  at the time an investment is made by the Fund, the Fund’s portfolio will have no more than 20% overlap, on a market value basis, at the security specific level with the portfolio securities held by any private fund advised by the Adviser or its affiliates (an “Avenue private fund”) (i.e., no more than 20% of the Fund’s portfolio securities will be identical to the securities held by any Avenue private fund).   The 20% overlap limit will be measured as the percentage of:

a)              the combined market value of the specific securities in the Fund that are owned by, and overlap at the security specific level with, any Avenue private fund, divided by

b)             the combined market value of the Fund’s total assets.

Investment opportunities appropriate for both the Fund and an Avenue private fund generally will be allocated between the Fund and an Avenue private fund in a manner that the Adviser believes to be fair and equitable under the circumstances, in accordance with the Adviser’s trade allocation policies.

Response:                                          The Adviser is a well-known manager of private funds and manages private funds and a closed-end fund that invest in similar securities.  The Adviser expects that a portion of the Fund’s shareholder base will be comprised of institutional investors (and intermediaries) that are familiar with the Adviser and its investment approach.  Therefore, viewed together with the more general disclosure about the Fund, this discussion and the policy description provide material information to all investors by helping to differentiate the Fund and the other funds managed by the Adviser that invest in similar securities.  In addition, disclosure of the Fund’s policies is required by Form N-1A, Item 9(b), the responses to which are required to be summarized in response to Item 4.  We have revised the disclosure, however, to make the concept behind it more accessible to retail investors.

Principal Risks of Investing in the Fund

Counterparty Risk

4.              Comment:                                          Elaborate on what specific policies or procedures are followed with respect to monitoring of creditworthiness of the Fund’s counterparties.

Response:                                          We have incorporated your comment.

Purchase and Sale of Fund Shares

5.              Comment:                                          Revise to limit the information contained in this section to only that which is required by Item 6 of Form N-1A.  It appears that most of the disclosure in the second paragraph is unnecessary except for the first and last sentences.  Please also add (i) the relevant telephone number and address for investors to use for purchases and sales (redemptions) of shares; and (ii) a sentence to clarify that no minimum is imposed on additional investments.

Response:                                          We have incorporated your comment.

Additional Information About the Fund - Investment Philosophy

6.              Comment:                                          It appears from the discussion contained in the second paragraph that “shorting and other hedging strategies” are non-principal investment strategies of the Fund.  Your response from comment 4 of the Prior Letter indicated that “[a]ll strategies other than hedging discussed in this section are principal investment strategies of the Fund[.]”  Please reconcile this apparent discrepancy.

Response:                                          The prospectus has been revised to clarify that shorting and other hedging strategies are not principal investment strategies of the Fund.

Distribution Arrangements

7.              Comment:                                          Change “if any” to “as applicable” in the sentence “Because these fees, if any, are deducted from the net assets of the Investor Class and Institutional Class on an ongoing basis, they have the effect of increasing the cost of your investment the longer you hold it.”

Response:                                          We have incorporated your comment.

Statement of Additional Information

Description of the Fund and Its Investments and Risks: Securities Lending

8.              Comment:                                          In the separately captioned section regarding securities lending, please revise the last sentence to state that the Fund is obligated to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response:                                          We have incorporated your comment to state that the Fund is obligated to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Fund Policies

9.              Comment:                                          Please move the following sentence to appear after the Fund’s nonfundamental restrictions so as to avoid confusion as to which of the Fund’s policies are fundamental or nonfundamental: “While the Fund is generally unconstrained within its credit universe by any particular capitalization, industry or style and may invest in any geographic region, the Fund is subject to the fundamental and non-fundamental investment policies and investment restrictions that are described herein and by any restrictions imposed by applicable law.”

Response:                                          We have incorporated your comment.

10.       Comment:                                          In the third enumerated fundamental investment policy, insert the phrase “or group of industries” after the word “industry” and disclose, as a nonfundamental policy, what source the Fund uses to classify industries for this purpose.  See Form N-1A, Items 4(a) and 16(c)(1)(iv).

Response:                                          We have incorporated your comment.

11.       Comment:                                          Add narrative disclosure to briefly describe what is “permitted by” the applicable authorities cited in the first, third, fourth, fifth and sixth enumerated fundamental investment policies, which need not be included as part of the fundamental policies themselves, explaining those policies identified in comment 41 of the Prior Letter.

Response:                                          We have incorporated your comment to include cross-references where such permitted practices are described to the extent such permitted practices are discussed in the registration statement.

Management of the Fund—Trustees and Officers

12.       Comment:                                          Page 47 of the SAI includes a footnote regarding Ms. Dien Ledoux and her relationship to the Adviser.  Please supplementally provide an explanation as to why Ms. Dien Ledoux is not an “interested person” of the Fund.  Please revise the third to last sentence of the footnote on page 47 to clarify, if accurate, that no payments were accrued from the applicable private funds during the fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011.

Response:                                        As discussed further below, Ms. Dien Ledoux is not an “interested person” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund (or the Adviser).  While there are a number of criteria that could give rise to a determination that a person would be deemed an interested person of the Fund,(1) given the comment’s reference to the disclosure on page 47 of the SAI, this response will focus on whether Ms. Dien Ledoux is an “affiliated person” of the Adviser as defined in Section 2(a)(3) or has a “material business or professional relationship” with the adviser that could provide the basis for a Commission order determining that she is an “interested person” of the adviser (and of the fund) under Section 2(a)(19)(b)(vii) of the 1940 Act.(2)

(1)                                  Based on the Fund’s disclosure, there is no basis to conclude that any of the other definitional criteria for an “interested person” of the Fund are applicable to Ms. Dien Ledoux.  Similarly, the Fund conducted due diligence relating to all of the trustees and concluded that Ms. Dien Ledoux was not an “interested person” of the Fund.  Consequently, we are not providing an exhaustive discussion of all of the provisions of Section 2(a)(19).

(2)                                 In order for a material business or professional relationship to make a person an interested person of the adviser under Section 2(a)(19)(B)(vii) the Commission must have issued an order determining that such a relationship has existed between a person and the adviser, the principal underwriter or the principal executive officer of such adviser or underwriter during the last two completed fiscal years of the fund.  While this provision is not self-executing, this response nonetheless explains why we do not believe there is a basis for such a determination.

Ms. Dien Ledoux is not an “affiliated person” of the Adviser.  If a person is an “affiliated person” of a fund’s investment adviser, that person is an interested person of the adviser and the fund under Section 2(a)(19).(3)  Under Section 2(a)(3) of the 1940 Act, Ms. Dien Ledoux would be an “affiliated person” of the Adviser if (A) she directly or indirectly owns, controls or holds the power to vote, five per cent or more of the outstanding voting securities of the Adviser; (B) she directly or indirectly controls the Adviser; or (C) she is an officer, director, partner, copartner, or employee of the Adviser. Ms. Dien Ledoux does not own any outstanding voting or nonvoting securities of the Adviser,(4) nor does she control the Adviser.  Further, she has not been employed by the Adviser since 2007 and is therefore not an officer, director, partner, copartner, or employee of the Adviser.

Similarly, neither her passive limited liability company investment of less than $10,000, nor her contractual interest in the profits of several private investment funds (the “Private Funds”) managed by affiliated persons of the Adviser, as disclosed on page 47 of the SAI, makes Ms. Dien Ledoux an affiliated person of the Adviser.

As noted on page 47 of the SAI, Ms. Dien Ledoux’s investment is an interest in an investment vehicle managed by the Adviser, not an investment in the Adviser itself.  Her interest, therefore, is quite analogous to a disinterested director of one fund owning shares of another fund managed by the same adviser or a separate account managed by the investment adviser where there is no favoritism shown towards the director with respect to fees or other special treatment(5) and should not give rise to an affiliated person relationship.

Ms. Dien Ledoux does not have a “Material Business or Professional Relationship” with the Adviser.  As disclosed on page 47 of the SAI, Ms. Dien Ledoux also receives or may receive certain payments of a contractual nature from certain of the Private Funds.  As explained further below, the amounts include for the most part deferred compensation related to Ms. Dien Ledoux’s prior employment by Avenue, which ended over five years ago.  Further, certain amounts may fluctuate and can be as little as zero.  An affiliate of Avenue serves as general partner of the Private Funds and receives compensation based on the performance of the Private Funds.  The general partner earns the compensation and transfers over a portion of it to the Adviser to pay certain contractual obligations owed to past and present employees of the Adviser.  A portion of this amount is paid to Ms. Dien Ledoux, who was involved in the management of the Private Funds prior to 2007, as a form of deferred compensation that is calculated based on the length of the employee’s employment with the Adviser.  This deferred compensation decreases over time.

(3)                                  See paragraphs (B)(i) and (A)(iii) of Section 2(a)(19).

(4)                                  We note that the absence of an ownership interest in the Adviser also means that Ms. Dien Ledoux is not an interested person of the Adviser by reason of Section 2(a)(19)(B)(iii).

(5)                                  See Interpretive Matters Concerning Independent Directors of Investment Companies, Release No. IC-24083 (October 14, 1999) (the “Interpretive Release”).

While this compensation is technically paid by Avenue, the amount earned is wholly dependent on the performance of the Private Funds themselves.  This arrangement was established more than five years ago(6) and was intended to provide a form of deferred compensation for services that Ms. Dien Ledoux rendered to the Adviser more than five years ago.(7)  While Ms. Dien Ledoux remains entitled to receive compensation from the Private Funds based on the profits of those Funds, the arrangement, and the services giving rise to that arrangement, were established more than two years ago, and such Private Funds are winding down.  As noted in the Interpretive Release, in considering whether there has been a material business relationship, the focus is on when the particular actions occurred.  By way of example, the Interpretive Release noted that a person who had been a portfolio manager of the Adviser within the past two fiscal years, could be deemed to have had a material business or professional relationship with the Adviser.  However, as noted above, this is not the case with Ms. Dien Ledoux, who has not been employed with the Adviser since 2007.

As a result of the foregoing, we do not believe that Ms. Dien Ledoux’s investments in, and contractual arrangements with, the Private Funds or her prior employment by Avenue either (i) make her an affiliated person of the Adviser or (ii) constitute a material business or professional relationship of the type upon which the Commission could base a determination that she is an interested person under Section 2(a)(19)(B)(vii).

13.       Comment:                                          Please provide additional disclosure as to why it was determined that each specific trustee should serve as a trustee, per Item 17(b)(10) of Form N-1A.

Response:                                        We have incorporated your comment.

(6)                                  “The staff has stated that the Commission may determine a fund director to be ‘interested’ if he or she has, at any time during the two-year period, directly or indirectly engaged (or proposed to engage) in any material transactions (or proposed material transactions) with a Specified Entity.”  Id.

(7)                                  “The staff believes that the Commission may determine a fund director to be ‘interested’ if he or she currently holds or held, at any time since the beginning of the last two completed fiscal years of the fund (the ‘two-year period’), certain positions with a Specified Entity.”  Id.

Exhibits

14.       Comment:                                          Please confirm supplementally that Shareholder Servicing Fees are included within “Other Expenses” for purposes of the “Expense Limitation,” as defined in paragraph 1 of the Expense Reimbursement Agreement.

Response:                                          We hereby confirm that Shareholder Servicing Fees are included within “Other Expenses” for purposes of the “Expense Limitation,” as defined in paragraph 1 of the Expense Reimbursement Agreement.

15.       Comment:                                          Please remove the reference to the “Fund’s obligation” in the last sentence of Section 4 of the Expense Reimbursement Agreement relating to recoupments of excess expense reimbursements (“The Fund’s and the Adviser’s obligations under this Section 4 shall survive termination of this letter agreement.”).  It is the staff’s position that this would operate as a penalty for terminating the Investment Advisory Agreement and is therefore prohibited by Section 15(a)(3) of the 1940 Act.

Response:                                        We have incorporated your comment.

Prior Letter

16.       Comment:                                          The response to comment 2 is inconsistent with the response to comment 14, which confirmed that loan origination is not a principal risk.

Response:                                          The Fund desires to restate this response as follows.  The Fund expects to receive various fees in connection with purchasing, selling and holding of interests in senior secured bank loans (“Senior Loans”), as described in the statement of additional information (“SAI”).  The fees normally paid by borrowers include commitment fees and prepayment penalties.  Commitment fees are paid to lenders on an ongoing basis based on the unused portion of a Senior Loan commitment.  Prepayment penalties are fees paid to lenders when a borrower prepays a Senior Loan under certain circumstances set forth in the loan process.  If the Fund is an original lender, it will receive these fees directly from the borrower.  If the Fund subsequently becomes a lender through an assignment, it will receive any commitment fees and prepayment penalties directly from the borrower.  Whether the Fund receives a facility fee in the case of an assignment, or any fees in the case of a participation, depends on negotiations between the Fund and the lender selling such interests.  Occasionally, the assignor pays a fee to the assignee. In addition, structuring fees are paid to lenders when a Senior Loan is originated.  Although the Fund does not expect to originate loans as a principal investment strategy, to the extent the Fund does so, such fees would contribute to the fee portion of the Fund’s investment objective of seeking total return, primarily from capital appreciation, fees and interest income.

17.       Comment:                                          Based on the response to comment 23 of our previous leader, the staff believes that there is more of a need to enhance the risk disclosure with respect to lender liability.

Response:                                          We have incorporated your comment.

18.       Comment:                                          Confirm that the disclosure accurately reflects the response to comment 33 of the Prior Letter.  Also make clear that an investor placing an order with a broker-dealer that has entered into a selling agreement with the Distributor before the time on which the Fund’s NAV is calculated receives the NAV for that day.

Response:                                          We hereby confirm that the disclosure accurately reflects the response to comment 33 of the Prior Letter and have incorporated your comment.

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The Fund has not submitted or and does not expect to submit an exemptive application or no-action request in connection with its registration statement.

The Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3889 or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Stephen H. Bier
Stephen H. Bier

cc:                   Todd Greenbarg, Esq., Avenue Capital Group
Stuart M. Strauss, Esq., Dechert LLP